SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D
                            (Amendment No. 1 )*
                                   of
                       Tweedy, Browne Company LLC


                              SCHEDULE 13D
                            (Amendment No. 1 )*

                                  of
                            TBK Partners, LLC


                               SCHEDULE 13D
                           (Amendment No. 1)*
                                  of
                         Vanderbilt Partners, L.P.


                   Under the Securities Exchange Act of 1934
                           Quorum Health Group, Inc.
                            (Name of Issuer)


                      Common Stock, Par Value $.01 per Share
                        (Title of Class of Securities)

                                749084109
                              (CUSIP Number)

                              John D. Spears
                              350 Park Avenue
                           New York, New York  10022
                               (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                               November 17, 2000
               (Date of Event which Required Filing of this Statement)








If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  749084109
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect
                                   to 2,469,515 shares held in certain TBC
                                   accounts (as hereinafter  defined).
                                   Additionally, certain of the Members of
                                   TBC may be deemed to have sole power to
                                   vote certain shares as more fully set
                                   forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                   0 shares, except that certain of the
                                   members of TBC  may be deemed to have
                                   sole power to vote certain shares as more
                                   fully set forth herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                    2,528,650 shares held in accounts of TBC
                                   (as hereinafter defined).
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         2,528,650 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [x]
----------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
         3.53%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

CUSIP No.  749084109
----------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons TBK Partners, LLC (FKA TBK Partners, L.P.) ("TBK")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [  ]
                                                                   (b) [ x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                               [  ]

----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                             (7)   Sole Voting Power
                                       312,200 shares, except that the
                                       the Members of TBC, solely by reason of
                                       their being the manager of TBK,
                                       may be deemed to shared power to vote
                                       these shares.
Number of Shares       -----------------------------------------------------
Beneficially                 (8)   Shared Voting Power
Owned by Each                          0 shares
Reporting Person
With:                   -----------------------------------------------------
                             (9)   Sole Dispositive Power
                                       312,200 shares, except that the
                                       members of TBC, solely by reason
                                       of their being the manager of
                                       TBC may be deemed to have shared
                                       power to vote these shares.
                       -----------------------------------------------------
                             (10)  Shared Dispositive Power
                                       0 shares

----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          312,200 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [  ]
----------------`------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0.43%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         00

CUSIP No.749084109
----------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [X]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                              [ ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
----------------------------------------------------------------------------
                       (7)   Sole Voting Power
                             0 shares


Number of Shares     ------------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by each                 0 shares
Reporting Person     ------------------------------------------------------
With:                   (9)   Sole Dispositive Power
                              0 shares

                     -------------------------------------------------------

                        (10)   Shared Dispositive Power
                               0 shares
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         0 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                              [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          0.00%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

PRELIMINARY NOTE

      The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, LLC (formerly known as TBK Partners, L.P. ("TBK"), a Delaware limited liability company and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated September 22, 1999 (the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      This Amendment No. 1 relates to the Common Stock, $.01 par value (the "Common Stock") of Quorum Health Group, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Delaware, with its principal executive offices located at 103 Continental Place, Brentwood, Tennessee 37027.

     This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has investment discretion and sole or shared voting power (the "TBC Accounts").

     This Amendment No. 1 is being filed because the filing persons are no longer subject to the filing requirements under Section 13(d)(3) of the Securities Exchange Act (the "Act") as a result of the disposition of its respective shares of Common Stock in open market transactions.

     Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 2.  IDENTITY AND BACKGROUND

          Other than as set forth herein, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in
Item 2 of the Statement, as amended.

     (a) The managing member of TBK is TBC, the members of which are Christopher H. Browne, William H. Browne and John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and AMG/TBC Holdings, Inc. ("Holdings") (the "TBC Members"). The general partners of Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "Vanderbilt General Partners").

     (b) The business address of each of TBC, TBK, Vanderbilt, the TBC Members (except Holdings), and the Vanderbilt General Partners is 350 Park Avenue, New York, NY 10022. The business address of Holdings is Two International Place, 23rd Floor, Boston, MA 02110.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 2,528,650 shares of Common Stock, which constitutes approximately 3.53% of the 71,471,279 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      As of the date hereof, TBK beneficially owns directly 312,200 shares of Common Stock, which constitutes approximately 0.43% of the 71,471,279 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

      As a result of the disposition of 86,975 shares of Common Stock in open market transactions, Vanderbilt does not beneficially own directly any of the shares of Common Stock.

      Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 2,840,850 shares, which constitutes approximately 3.97% of the 71,471,279 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding. Nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       The aggregate number of shares and percentage of Common Stock with respect to which each of the Members of TBC which is the Manager of TBK, and who are also Vanderbilt General Partners, may be deemed to be the beneficial owner by reason of their being a Member of TBC and a general partner in Vanderbilt, respectively, is 2,840,850 shares, which constitutes approximately 3.97% of the 71,471,279 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the Members of TBC, some of whom are also Vanderbilt General Partners, is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

      Each of Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings, by reason of their or its position as a TBC Member, may be deemed to be the beneficial owner of 2,528,650 shares of Common Stock which constitutes approximately 3.53% of the 71,471,279 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the TBC Members is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular TBC Member.

        Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, as amended, beneficially owns any shares of Common Stock.

    (b) TBC has investment discretion with respect to 2,528,650 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 2,469,515 shares of Common Stock held in certain TBC Accounts.

        Each of the TBC Members, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts;
(ii) shared power to vote or direct the vote of 2,469,515 shares of Common Stock held in certain TBC Accounts and (iii) shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

       TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares.

       Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the Vanderbilt General Partners, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

       ( c) No transactions were effected by TBK during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC and Vanderbilt during the sixty-day period ended as of the date hereof are set forth below:


REPORTING                 NO. OF SHARES   NO. OF SHARES           PRICE
PERSON          DATE      PURCHASED         SOLD        *Other   PER SHARE
TBC Accounts    09/27/00                                *2,820
                10/06/00                                *1,465
                10/11/00                                *1,040
                10/26/00                               *56,345
                10/31/00                   50,000                13 15/16
                11/06/00                      385                $12.9375
                11/13/00                  127,725                $14.0038
                11/14/00                   73,200                $14.0044
                11/15/00                  250,000                $14.0125
                11/16/00                  500,000                $14.2344
                11/17/00                   93,500                $14.2266
                11/20/00                   20,000                $14

Vanderbilt      11/13/00                   86,975                $14.0038

* Shares delivered out of certain TBC Accounts pursuant to clients instructions.


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

      To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the TBC Members may be deemed to have such rights and powers solely by reason of being the Members of TBC, which is the Manager of TBK.

      To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the Vanderbilt General Partners may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e) Vanderbilt Partners, L.P. ceased to be the beneficial owner of more than 5% of the Common Stock on November 11, 2000. TBC and TBK ceased to be the beneficial owner of more than 5% of the Common Stock on November 17, 2000.

                                  SIGNATURE

      Each of Tweedy, Browne Company LLC ("TBC") TBK Partners, LLC ("TBK")and Vanderbilt Partners, L.P. ("Vanderbilt") after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.


                                   TWEEDY, BROWNE COMPANY LLC

                                   By:  /s/ Christopher H. Browne
                                   --------------------------------
                                   Christopher H. Browne
                                   Member


                                   TBK PARTNERS, LLC
                                   By: Tweedy, Browne Company LLC,
                                   Manager

                                   By:  /s/ Christopher H. Browne
                                   --------------------------------
                                   Christopher H. Browne
                                   Managing Director


                                   VANDERBILT PARTNERS, L.P.

                                   By :  /s/ Christopher H. Browne
                                   --------------------------------
                                   Christopher H. Browne
                                   General Partner


Dated:   November 17, 2000